The following principal investment strategies for Consumer Finance Portfolio took effect December 1, 2010:

The fund invests primarily in companies providing products and services associated with consumer finance. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities.

These companies include, for example, financial institutions providing auto loans, credit cards, mortgages, student loans, or services related to these activities.